

September 23, 2011

Via E-Mail
John Bevan
Chief Executive Officer
Alumina Limited
Level 12, IBM Centre
60 City Road
Southbank, Victoria 3006
Australia

     Re: **Alumina Limited**
               Form 20-F for Fiscal Year Ended
               December 31, 2010
               Filed May 27, 2011
               File No. 001-10375

Dear Mr. Bevan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Notes to and Forming Part of the Financial Statements for the Year Ended December 31, 2010

Note 1 – Summary of Significant Accounting Policies, page F-7

Foreign Currency Translation, Change in Functional and Presentation Currency, page F-9

1.   We note that you changed your functional currency and presentation currency from Australian Dollars to US Dollars effective January 1, 2010. It appears that the effect of a change in functional currency should be accounted for prospectively pursuant to paragraph 37 of IAS 21. However, your disclosure appears to indicate that the changes in

both your functional currency and presentation currency were applied retrospectively. Please advise.

Note 12 – Investments in Associates, (f) Expenditure commitments and contingent liabilities, page F-28

2.   We note your disclosure stating that management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position or liquidity of Alcoa World Alumina and Chemicals. Please revise your disclosure to indicate whether management believes that the disposition of these matters will materially impact the financial statements of Alumina Limited. In this connection, we note your disclosure stating that Alcoa Inc. is unable to reasonably predict the outcome of the suit filed by Aluminium Bahrain B.S.C. Please revise your disclosure to provide the assessment regarding the outcome of this matter made by your management.

3.   With regard to a number of items described under the heading "unascertainable unsecured contingent liabilities," we note that you have stated that you are unable to reasonably predict an outcome or to estimate a range of reasonably possible loss. In light of these statements, please tell us how you were able to conclude that the disposition of pending or asserted matters will note have a materially adverse effect on the financial position or liquidity of Alcoa World Alumina and Chemicals.

4.   As part of your response to the preceding comment, please (1) explain to us the procedures you undertake to estimate a range of reasonably possible loss as part of your periodic financial reporting process and (2) for each material matter, what specific factors are causing the inability to make an estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with contingent liabilities. Nonetheless, an effort should be made to develop your best estimate of the expenditure required to settle your present obligation at the end of the reporting period. Refer to paragraphs 30 and 36-40 of IAS 37.

33. Events Occurring after the Balance Sheet Date, page F-49

5.   We note that a verdict in favor of the plaintiffs was reached in January 2011 related to claims against St. Croix Alumina LLC and Alcoa World Alumina LLC associated with the sale of the alumina refinery located in St. Croix. Please tell us how this verdict has impacted your ability to estimate the expenditure that will be required to settle this matter pursuant to IAS 37.

Engineering Comments

AWAC Exploration and Mining Properties page 22

6.   We note your statement that your present sources of bauxite are sufficient to meet the forecasted requirements for the foreseeable future. Given that you do not provide reserve

information, please tell us how you have made this determination. Please provide us with the appropriate forecasts and mineralized material estimates in your response.

Suriname page 29

7.   We note you disclose an indicated bauxite tonnage for your Kankantrie North deposit. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove the indicated bauxite tonnage from your disclosure.

AWAC Operations 31

8.   Please disclose your actual annual production for each of your mines and refineries as required by Section (b) of Industry Guide 7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief